UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting

On December 30, 2024, Genius Group Limited (the “Company”) held an Annual General Meeting at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 at 4:00 p.m. (Singapore time) (the “AGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the ordinary resolutions below:

PROPOSAL 1. To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2022, together with the Auditor’s Report.

For	Against	Abstain	Total Shares Voted
11,095,258	326,651	170,365	11,421,909
(97.14%)	(2.86%)

Based on the foregoing votes, Proposal 1 was approved.

PROPOSAL 2. To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2023.

For	Against	Abstain	Total Shares Voted
9,900,825	1,492,549	198,900	11,393,374
(86.90%)	(13.10%)

Based on the foregoing votes, Proposal 2 was approved.

PROPOSAL 3. To re-elect Suraj Prakash Naik (Class II Director), who is retiring in accordance with Regulation 89 of the existing constitution (the “Existing Constitution”) of the Company dated 16 May 2023.

For	Against	Abstain	Total Shares Voted
10,893,913	491,248	207,112	11,385,161
(95.69%)	(4.31%)

Based on the foregoing votes, Proposal 3 was approved.

PROPOSAL 4. To re-elect Eduardo Renan Huerta-Mercado Herrera, who is retiring in accordance with Regulation 92 of the Existing Constitution.

For	Against	Abstain	Total Shares Voted
10,912,240	472,528	207,506	11,384,768
(95.85%)	(4.15%)

Based on the foregoing votes, Proposal 4 was approved.

PROPOSAL 5. To re-elect Gary Michael Pattison, who is retiring in accordance with Regulation 92 of the Existing Constitution.

For	Against	Abstain	Total Shares Voted
10,935,622	458,569	198,082	11,394,192
(95.98%)	(4.02%)

Based on the foregoing votes, Proposal 5 was approved.

PROPOSAL 6. To re-elect Christiaan Christoffel Putter, who is retiring in accordance with Regulation 92 of the Existing Constitution.

For	Against	Abstain	Total Shares Voted
10,934,246	459,794	198,233	11,394,041
(95.96%)	(4.04%)

Based on the foregoing votes, Proposal 6 was approved.

PROPOSAL 7. To re-elect Thomas Peter Power, who is retiring in accordance with Regulation 92 of the Existing Constitution.

For	Against	Abstain	Total Shares Voted
10,933,291	460,890	198,093	11,394,181
(95.96%)	(4.04%)

Based on the foregoing votes, Proposal 7 was approved.

PROPOSAL 8. To re-elect Eva Maria Mantziou, who is retiring in accordance with Regulation 92 of the Existing Constitution.

For	Against	Abstain	Total Shares Voted
10,865,463	534,065	192,746	11,399,528
(95.32%)	(4.68%)

Based on the foregoing votes, Proposal 8 was approved.

PROPOSAL 9. To re-appoint Enrome LLP as the Auditor for the ensuing year and to authorize the Directors to fix their remuneration

For	Against	Abstain	Total Shares Voted
10,997,099	427,502	167,674	11,424,600
(96.26%)	(3.74%)

Based on the foregoing votes, Proposal 9 was approved.

PROPOSAL 10. To authorize Directors to issue shares.

For	Against	Abstain	Total Shares Voted
8,006,475	2,965,649	620,151	10,972,124
(72.97%)	(27.03%)

Based on the foregoing votes, Proposal 10 was approved.

PROPOSAL 11. To adopt the new constitution by special resolution.

For	Against	Abstain	Total Shares Voted
10,178,613	713,230	700,431	10,891,843
(93.45%)	(6.55%)

Based on the foregoing votes, Proposal 11 was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: January 3, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)